September 7, 2022

VIA EDGAR CORRESPONDENCE

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: ProFunds (the "Trust")

Dear Mr. Ellington:

We are writing to respond to respond to the comments that you communicated to us by telephone on July 26, 2022, in connection with the SEC Staff's periodic review of certain Trust filings pursuant to the Sarbanes-Oxley Act of 2002, as amended.

For ease of reference, the Staff's comments have been restated before our responses.

1.Comment: With respect to all the funds offered through variable insurance products, please include a footnote to the total return reported in the Financial Highlights that the performance does not reflect the fees and expenses of the separate account that invests in the Fund or any insurance contract for which the Fund serves as an investment option.

Response: The Trust will include the requested disclosure on a going forward basis.

2.Comment: The Staff notes a significant concentration of ownership of certain funds offered through variable insurance products. Please explain how shareholder concentration risk is disclosed in the Summary or Statutory Prospectus for such funds.

Response: The Trust's Statement of Addition Information describes the potential risk associated with a beneficial owner that is deemed to control a fund. The Trust will include shareholder concentration risk in the Statutory Prospectus going forward.

3.Comment: With respect to the Form N-CSRs for the periods ending December 31, 2021 and July 31, 2021, the Staff notes that the Certification required by Item 13(a)(2) of Form N-CSR does not reflect the time period required by paragraph 4(d). Please file amended filing with the corrected certification.

Response: The Trust will make the requested amended filing.

4.Comment: With respect to the Form N-CSRs for the periods ending December 31, 2021, and July 31, 2021, the Staff notes that representation provided in Item 11(b) refers to the "second fiscal quarter of the period." Please revise the language to reflect the requirements of Item

11(b).

Response: The Trust will make the requested amended filing.

5.Comment: Please confirm whether any wholly-owned subsidiary of Bitcoin Strategy ProFund incurs a management fee. If so, please confirm that the amount of such a fee would be included as part of the management fee in the fee table.

Response: The Trust confirms that the wholly-owned subsidiary of Bitcoin Strategy ProFund does not incur a management fee.

6.Comment: Please supplementally provide the web address where Government Money Market ProFund discloses net inflows and outflows as required by Rule 2a-7(h)(10)(ii)(c).

Response: The net inflows and outflows are available at https://www.profunds.com/mutual- funds/government-money-market as part of the "Government Money Market ProFund Liquidity Report" available on that page.

7.Comment: The Staff notes that Ultra Nasdaq-100 ProFund, UltraBear ProFund, UltraShort Dow 30 ProFund and UltraShort Nasdaq-100 ProFund indicated on Form N-CEN that each fund had a net asset value ("NAV") error correction during the period. Please describe the nature and circumstances of the error, the associated internal control implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain citing any applicable US GAAP, Regulation S-X, and other accounting guidance why the Fund did not disclose these reimbursement amounts.

Response: Several Funds had either splits or reverse splits on December 11, 2020. A system error occurred as the transfer agent was processing these transactions. On December 14,

2020, as part of the Funds' internal control process the fund accountants reviewed certain capital stock reports that summarize the prior business day's share activity. The fund accountants identified a possible error and worked with the transfer agent to promptly identify the transactions that did not process correctly. A revised report was provided to the fund's accountants on December 15, 2020 and the residual split activity was reprocessed by

December 16, 2020. The NAVs that were affected were recalculated and all shareholder transactions were reprocessed with the correct NAVs, resulting in no loss to the Funds or any shareholders. The internal controls worked as designed. There were no reimbursements, therefore no disclosure of any reimbursements.

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We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Kristen Freeman Kristen Freeman

Senior Director, Counsel, ProFund Advisors LLC

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